 As filed with the Securities and Exchange Commission on December 5, 2000

                                                 Registration No. 333-49980
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                --------------

                            Amendment No. 1 to
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                --------------
                             TRANSWITCH CORPORATION
             (Exact name of Registrant as specified in its charter)
                                --------------
                Delaware                             06-1236189
      (State or other jurisdiction                (I.R.S. Employer
   of incorporation or organization)           Identification Number)

                             Three Enterprise Drive
                           Shelton, Connecticut 06484
                                 (203) 929-8810
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)
                                --------------
                                Dr. Santanu Das
                     President and Chief Executive Officer
                             TranSwitch Corporation
                             Three Enterprise Drive
                           Shelton, Connecticut 06484
                                 (203) 929-8810
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                --------------
  Copies of all communications, including all communications sent to the agent for service, should be sent to:
                            TIMOTHY C. MAGUIRE, ESQ.
                        Testa, Hurwitz & Thibeault, LLP
                                125 High Street
                          Boston, Massachusetts 02110
                                 (617) 248-7000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following. [_]

                                --------------

     TranSwitch hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until TranSwitch shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell securities, and we are not soliciting offers to buy these       +
+securities.                                                                   +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS____________________Subject to Completion, dated December 5, 2000


          $460,000,000 4 1/2% Convertible Notes due September 15, 2005

                                  -----------

                        7,428,640 Shares of Common Stock
                     Issuable Upon Conversion of the Notes

                                  -----------

    The principal terms of the notes include the following:

 . Interest........... accrues from September 12, 2000 at the rate of 4 1/2% per annum payable semiannually on each March 12 and September 12, beginning
                       March 12, 2001

 . Maturity Date...... September 12, 2005

 . Conversion Rights.. holders can convert the notes at any time on or prior to maturity into shares of our common stock at a conversion price, which is subject to adjustment, of $61.9225 per share, which is equal to a conversion rate of approximately 16.1492 shares per $1,000 principal amount of notes

 . Ranking............ the notes are unsecured and unsubordinated obligations and will rank on a parity in right of payment with all our existing and future unsecured and unsubordinated indebtedness

 . Redemption......... redeemable by us or by the holders

    The notes are currently designated for trading on the Private Offerings, Resales and Trading through Automated Linkages, or the PORTAL, Market. The notes are issued in $1,000 principal amount and integral multiples of $1,000. Our common stock is traded on the Nasdaq National Market under the symbol "TXCC." The last reported sales price of the common stock on the Nasdaq National Market on December 1, 2000 was $27.875 per share. The securities offered by this prospectus may be offered in negotiated transactions or otherwise, at negotiated prices or at the market prices prevailing at the time of sale.

    Investing in the notes involves risks that are described in the "Risk Factors" section beginning on page 5 of this prospectus.

                                  -----------

                 The date of this prospectus is        , 2000.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Summary....................................................................   2
Risk Factors...............................................................   5
Risks Related to this Offering.............................................  13
Disclosure Regarding Forward-Looking Statements............................  16
Ratio of Earnings to Fixed Charges.........................................  16
Use of Proceeds............................................................  17
Description of Notes.......................................................  17
Certain United States Federal Income Tax Considerations....................  32
Selling Securityholders....................................................  36
Plan of Distribution.......................................................  39
Legal Matters..............................................................  40
Experts....................................................................  40
Where You Can Find More Information........................................  40

      You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.


      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this offering memorandum is truthful or complete. Any representation to the contrary is a criminal offense.

                                ---------------

      In this prospectus, references to the "Company," "TranSwitch," "we," "us" and "our" refer to TranSwitch Corporation, a Delaware corporation, and its subsidiaries.

                                ---------------

      We own or have rights to trademarks or tradenames that we use in conjunction with the sale of our products. TRANSWITCH is among the registered trademarks that are owned by us. All other trademarks are the property of their respective owners.

                                    SUMMARY

                                  Our Company

      We design, develop, market and support highly integrated digital and mixed-signal (analog and digital) semiconductor system-on-a-chip solutions for building emerging networks for telecommunications and data communications applications. Our products are high-speed very large scale integrated (VLSI) semiconductor solutions that provide core functionality for equipment used in communications network equipment. Our product lines are designed to be compliant with SONET/SDH, asynchronous/PDH and ATM/IP telecommunications and data communications standards. We also offer products that combine multi-protocol capabilities on a single chip that can be programmed for multi-service applications.

      We target our products to telecommunications and data communications equipment suppliers who serve three fast-growing market segments: the worldwide public network infrastructure for data and voice communications, the Internet infrastructure and corporate wide area networks (WANs) used by Fortune 2000 companies. The current public networks that serve voice and data communications applications around the world are undergoing dramatic change. Global deregulation has increased competition among service providers, and bandwidth needs have increased to accommodate rapidly expanding volumes of diverse network traffic. These changes have created significant opportunities for communications equipment suppliers. Innovative network equipment is being designed to ease bandwidth bottlenecks and to lower network operating costs. To meet time-to-market and product cost expectations, communications equipment manufacturers are increasingly employing highly integrated semiconductor devices for their products' core functionality.

      Our expertise in digital and mixed-signal design, together with our telecommunications and data communications experience, enables us to determine and implement optimal semiconductor solutions to meet equipment suppliers' needs. We believe our approach permits our customers to achieve faster time-to-market and to introduce systems that offer greater functionality and improved performance, while reducing system size and cost.

      We have sold our VLSI semiconductor devices to more than 400 customers worldwide. We sell our products through a direct sales force and worldwide network of independent distributors and sales representatives located in the United States and 16 other countries. Our customers are primarily original equipment manufacturers (OEMs) who incorporate our products into the networking equipment they sell to the telecommunications and data communications markets. Our customers include Alcatel, Cisco, Ericsson, GEC Marconi, Lucent, Nortel, Redback Networks, Siemens and Tellabs.

      In May 2000, we exchanged 505,382 TranSwitch shares for all of the shares of Easics NV, a Belgian semiconductor design services provider. In August 2000, we acquired Alacrity Communications, Inc., a California communications semiconductor company, in exchange for 266,836 of our shares.

      We are a Delaware corporation. Our executive office is located at 3 Enterprise Drive, Shelton, Connecticut, 06484, and our telephone number is
(203) 929-8810. Our web site is located at www.transwitch.com. Information contained on our web site is not part of this offering memorandum.

                                  The Offering

      The following is a brief summary description of some of the terms of this offering. For a more complete description of the terms of the notes, see "Description of Notes" in this prospectus.

Issuer..................  TranSwitch Corporation

Notes offered...........  $460,000,000 principal amount of 4 1/2% Convertible
                          Notes due 2005.

Maturity................  September 12, 2005.

Interest................  4 1/2% per annum on the principal amount, payable semiannually on March 12 and September 12, beginning on March 12, 2001.

Conversion rights.......  The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our common stock at a conversion price of $61.9225 per share, which is equal to a conversion rate of approximately 16.1492 shares per $1,000 principal amount of notes. The conversion rate is subject to adjustment.

Ranking.................  The notes will be unsecured and unsubordinated obligations and will rank on a parity in right of payment with all our existing and future unsecured and unsubordinated indebtedness. The indenture under which the notes will be issued will not prevent us or our subsidiaries from incurring additional indebtedness, which may be secured by some or all of our assets, or other obligations.

Provisional
redemption..............  We may redeem the notes, in whole or in part, at any time on or prior to September 12, 2003 at a redemption price equal to 100% of the principal amount of notes to be redeemed plus accrued and unpaid interest, if any, to the date of redemption if
                          (i) the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the provisional redemption notice and (ii) the shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes is effective and available for use and is expected to remain effective and available for use for the 30 days following the provisional redemption date.

                          Upon any provisional redemption, we will make an additional "make- whole" payment with respect to the notes called for redemption in an amount equal to $135 per $1,000 principal amount of notes, less the amount of any interest actually paid on the notes before the provisional redemption date. We will make these "make-whole" payments, at each holder's option, either in cash or our common stock (or a combination of both).

                          WE WILL BE OBLIGATED TO MAKE THIS ADDITIONAL PAYMENT ON ALL NOTES CALLED FOR PROVISIONAL REDEMPTION, INCLUDING ANY NOTES CONVERTED AFTER THE NOTICE DATE AND BEFORE THE PROVISIONAL REDEMPTION DATE.

Optional redemption.....  We may redeem all or a portion of the notes at any time after September 12, 2003 at the redemption prices listed in this offering memorandum, plus accrued and unpaid interest.

Change in control.......  Upon a change in control event, each holder of the notes may require us to repurchase some or all of its notes at a cash purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest.

Use of proceeds.........  We will not receive any of the proceeds from the sale of the notes or the underlying common stock by any selling securityholders.

Registration rights.....  We have filed with the Securities and Exchange
                          Commission a shelf registration statement for the resale of the notes and the common stock issuable upon conversion. We have agreed to keep the shelf registration statement effective until two years after the latest date on which we issue notes in this offering. If we do not comply with these registration obligations, we will be required to pay liquidated damages to the holders of the notes or the common stock issuable upon conversion.

Trading.................  The notes are eligible for trading on the PORTAL
                          Market. Our common stock is traded on the Nasdaq National Market under the symbol "TXCC."

Risk Factors............  See "Risk Factors" and the other information in this offering memorandum for a discussion of the factors you should carefully consider before deciding to invest in the notes.

                                  RISK FACTORS

      You should carefully consider the following risks before making an investment decision. Our business, operating results and financial condition could be adversely affected by any of the following risks. The risks described below are not the only ones that we face. Additional risks that are not yet identified or that we currently think are immaterial may also impair our business operations. You should also refer to the other information set forth in this offering memorandum, including our consolidated financial statements and the related notes.

We experience fluctuations in our operating results due to a number of frequently changing business conditions, which may cause our stock price to decline

      Our quarterly and annual operating revenues, expenses and operating results may fluctuate due to a number of factors, including the following:

 .  the timing and cancellation       .  our ability to introduce new
   of customer orders;                  products and technologies on
                                        a timely basis;

 .  market acceptance of our and
   our customers' products;          .  introduction of products and
                                        technologies by our competitors;

 .  the level of orders received
   that can be shipped in a          .  the timing of our investments in
   quarter;                             research and development, including
                                        tooling expenses associated with
                                        product development and pre-
                                        production;

 .  the timing and provisions of
   pricing protections and
   returns from our
   distributors;

                                     .  our customers' practice of buying from
                                        a distributor or directly from us;

 .  availability of foundry
   capacity and raw materials;       .  competitive pressures on selling
                                        prices;

                                     .  seasonality of customer buying
                                        patterns;
 .  fluctuations in manufacturing
   yields;
                                     .  cyclicality of the semiconductor
                                        industry; and
 .  changes in product mix;
                                     .  general economic conditions.

      Sudden shortages of raw materials or production capacity constraints can lead producers to allocate available supplies or capacity to larger customers than us, which could interrupt our ability to meet our production obligations. Historically, average selling prices in the semiconductor industry have decreased over the life of a product, and, as a result, the average selling prices of our products may decrease in the future. Decreases in the price of our products would adversely affect our operating results.

      Our business is characterized by short-term orders and shipment schedules, and customer orders typically can be canceled or rescheduled without significant penalty to our customer. Because we do not have substantial noncancellable backlog, we typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially.

      Because we are continuing to increase our operating expenses for personnel and new product development and for inventory in anticipation of increasing sales levels, we must continue to generate increased sales to offset these increased expenses. In addition, we are limited in our ability to reduce costs quickly in response to any revenue shortfalls. In response to anticipated long lead times to obtain inventory and materials from our foundries, we may order in advance of anticipated customer demand, which might result in excess inventory levels if the expected orders fail to materialize. As a result, we can not predict the timing and amount of sales to our customers, and any significant downturn in customer demand for our products would reduce our quarterly and our annual operating results.

Our rapid growth may strain our resources, and we may not be able to manage future growth

      Due to the level of technical and marketing expertise necessary to support our existing and new customers, we must attract highly qualified and well-trained personnel. There may be only a limited number of persons with the requisite skills to serve in these positions, and it may become increasingly difficult for us to hire such personnel. As we expand, we may also significantly strain our management, manufacturing, financial systems and other resources. We can not be certain that our systems, procedures, controls and existing space will be adequate to support our operations.

We rely on outside fabrication facilities, and our business could be hurt if our relationships with our foundry suppliers are damaged

      We do not own or operate a VLSI circuit fabrication facility. Seven foundries currently supply us with most of our semiconductor device requirements. While we have had good relations with these foundries, we can not be certain that we will be able to renew or maintain contracts with them or negotiate new contracts to replace those that expire. In addition, we can not be certain that renewed or new contracts will contain terms as favorable as our current terms. There are other significant risks associated with our reliance on outside foundries, including the following:

    . the lack of assured semiconductor wafer supply and control over delivery schedules;

    . the unavailability of, or delays in obtaining access to, key process technologies; and

    . limited control over quality assurance, manufacturing yields and production costs.

Reliance on third-party fabrication facilities limits our control of the manufacturing process

      Manufacturing integrated circuits is a highly complex and technology-intensive process. Although we try to diversify our sources of semiconductor device supply and work closely with our foundries to minimize the likelihood of reduced manufacturing yields, our foundries occasionally experience lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. Such reduced manufacturing yields have at times reduced our operating results. A manufacturing disruption at one or more of our outside foundries, including as a result of natural occurrences, could impact production for an extended period of time.

Our dependence on a small number of fabrication facilities exposes us to risks of interruptions in deliveries of semiconductor devices

      We purchase semiconductor devices from outside foundries pursuant to purchase orders, and we do not have a guaranteed level of production capacity at any of our foundries. We provide the foundries with rolling forecasts of our production requirements. However, the ability of each foundry to provide wafers to us is limited by the foundry's available capacity. Therefore, our foundry suppliers could choose to prioritize capacity for other customers or reduce or eliminate deliveries to us on short notice. Accordingly, we can not be certain that our foundries will allocate sufficient capacity to satisfy our requirements.

      We have been, and expect in the future to be, particularly dependent upon a limited number of foundries for our VLSI device requirements. In particular, as of the date of this offering memorandum, a single foundry manufactures all of our BiCMOS devices. As a result, we expect that we could experience substantial delays or interruptions in the shipment of our products due to the following:

    . sudden demand for an increased amount of semiconductor devices or sudden reduction or elimination of any existing source or sources of semiconductor devices;

    . time required to qualify alternative manufacturing sources for existing or new products could be substantial; and

    . failure to find alternative manufacturing sources to produce VLSI devices with acceptable manufacturing yields.

We must successfully transition to new process technologies to remain competitive

      Our future success depends upon our ability to do the following:

    .  to develop products that utilize new process technologies;

    . to introduce new process technologies to the marketplace ahead of competitors; and

    . to have new process technologies selected to be designed into products of leading systems manufacturers.

      Semiconductor design and process methodologies are subject to rapid technological change and require large expenditures for research and development. We currently manufacture our products using 0.8, 0.5, 0.35 and
0.25 micron CMOS processes and a 1.0 micron BiCMOS process. We continuously evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies. We are migrating to a 0.18 micron CMOS process, and we anticipate that we will need to migrate to smaller CMOS processes. Other companies in the industry have experienced difficulty in transitioning to new manufacturing processes and, consequently, have suffered reduced yields or delays in product deliveries. We believe that transitioning our products to smaller geometry process technologies will be important for us to remain competitive, and we can not be certain that we can make such a transition successfully, if at all, without delay or inefficiencies.

Our success depends on the timely development of new products, and we face risks of product development delays

      Our success depends upon our ability to develop new VLSI devices and software for existing and new markets. The development of these new devices and software is highly complex, and from time to time we have experienced delays in completing the development of new products. Successful product development and introduction depends on a number of factors, including the following:

    .  accurate new product definition;

    .  timely completion and introduction of new product designs;

    .  availability of foundry capacity;

    .  achievement of manufacturing yields; and

    .  market acceptance of our products and our customers' products.

      Our success also depends upon our ability to do the following:

    .  build products to applicable standards;

    .  develop products that meet customer requirements;

    . adjust to changing market conditions as quickly and cost-effectively as necessary to compete successfully;

    .  introduce new products that achieve market acceptance; and

    . develop reliable software to meet our customers' application needs in a timely fashion.

      In addition, we can not ensure that the systems manufactured by our customers will be introduced in a timely manner or that such systems will achieve market acceptance.

Our revenues depend on the success of our customers' products

      Our customers generally incorporate our new products into their products or systems at the design stage. However, customer decisions to use our products (design wins), which can often require significant expenditures by us without any assurance of success, often precede the generation of volume sales, if any, by a year or more. Moreover, the value of any design win largely will depend upon the commercial success of the customer's product and on the extent to which the design of the customer's systems accommodates components manufactured by our competitors. We can not ensure that we will continue to achieve design wins in customer products that achieve market acceptance.

Our revenues and profits may decrease if we lose any of our significant customers

      Historically, a relatively small number of customers has accounted for a significant portion of our total revenues in any particular period. We have no long-term volume purchase commitments from any of our significant customers. The following table sets forth, for the periods indicated, the percentage of our total revenues derived from our significant distributors and customers:



                                Nine Months Ended   Year Ended December 31,
                                    September     ---------------------------
                                    30, 2000       1999      1998      1997
                                ----------------- -------   -------   -------
Distributors:
Insight Electronics Inc.(1)...          40%            33%       19%       39%
Reptron Electronics, Inc.(2)..           *              *         *        15%
Arrow Electronics, Inc.(2)....           *             18%       16%        *
Coltek Technology(1)..........           *              *        14%        *
Unique Memec(1)...............          14%             *         *         *
Customers:
Tellabs Operations,
 Inc.(1)(2)(3)................          13%            13%       20%       15%
Lucent Technologies,
 Inc.(1)(3)(4)................          13%            16%        *         *
Nortel Networks
 Corporation(2)(3)............           *             13%        *         *
Ericsson Telecommunications,
 Inc.(1)(3)...................          10%             *         *         *

--------
 *  Below 10% of our total revenues.
(1) Insight Electronics, Coltek Technology (formerly Columbia Technology) and Unique Memec are distributors of our products to various end-users, none of which comprised more than 10% of our total revenues during 1997 and 1998. In 1999 and the nine months ended September 30, 2000, a portion of Lucent Technologies' purchases were shipped through Insight Electronics. In the nine months ended September 30, 2000, a portion of Ericsson Telecommunications' purchases were shipped through Unique Memec and a portion of Tellabs Operations' purchases were shipped through Insight Electronics.
(2) Our sales to Tellabs Operations during 1999 and the nine months ended September 30, 2000 were made through Arrow Electronics, which also shipped products to Nortel Networks. Sales to Tellabs Operations through Arrow Electronics during 1998 represented 16% of our total revenues. During 1998, sales to Tellabs Operations were made through Reptron Electronics and Arrow Electronics, both Tellabs Operations' designated distributors. Our sales to Tellabs Operations during 1997 were made through Reptron Electronics, Tellabs Operations' designated distributor.
(3) Represents total shipments, including those made directly and those made through distributors.
(4) Includes sales to Ascend Communications, which was acquired by Lucent Technologies during 1999. This percentage represents total shipments, including those made directly and those made through distributors.

      We anticipate that sales of our products to relatively few customers will continue to account for a significant portion of our total revenues. Due to these factors, some of the following may reduce our operating results:

    . reduction, delay or cancellation of orders from one or more of our significant customers;

    . development by one or more of our significant customers of other sources of supply for current or future products;

    . loss of one or more of our current customers or a disruption in our sales and distribution channels; and

    . failure of one or more of our significant customers to make timely payment of our invoices.

      We can not be certain that our current customers will continue to place orders with us, that orders by existing customers will continue at the levels of previous periods or that we will be able to obtain orders from new customers.

Our failure to protect our proprietary rights, or the costs of protecting these rights, may harm our ability to compete

      Our success depends in part on our ability to obtain patents and licenses and to preserve other intellectual property rights covering our products and development and testing tools. To that end, we have obtained certain domestic and foreign patents and intend to continue to seek patents on our inventions when appropriate. The process of seeking patent protection can be time consuming and expensive. We can not ensure the following:

    . that patents will issue from currently pending or future applications;

    . that our existing patents or any new patents will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us;

    . that foreign intellectual property laws will protect our intellectual property rights; and

    . that others will not independently develop similar products, duplicate our products or design around any patents issued to us.

      Intellectual property rights are uncertain and involve complex legal and factual questions. We may be unknowingly infringing on the proprietary rights of others and may be liable for that infringement, which could result in significant liability for us. For example, we are not aware of any third-party intellectual property rights that would prevent our use and sale of our products, although we have received correspondence from others alleging infringement. If we do infringe the proprietary rights of others, we could be forced to either seek a license to intellectual property rights of others or alter our products so that they no longer infringe the proprietary rights of others. A license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical.

      We are responsible for any patent litigation costs. If we were to become involved in a dispute regarding intellectual property, whether ours or that of another company, we may have to participate in legal proceedings in the United States Patent and Trademark office or in the United States Courts to determine one or more of patent validity, patent infringement, patent ownership or inventorship. These types of proceedings may be costly and time consuming for us, even if we eventually prevail. If we do not prevail, we might be forced to pay significant damages, obtain a license, if available, or stop making a certain product.

      We also rely on trade secrets, proprietary know-how and confidentiality provisions in agreements with employees and consultants to protect our intellectual property. Other parties may not comply with the terms of their agreements with us, and we may not be able to adequately enforce our rights against these people.

Our business could be harmed if we fail to integrate the operations of Easics NV and Alacrity Communications, Inc. adequately

      Our management must devote substantial time and resources to the integration of the operations of Easics NV, with which we completed a share-for-share exchange in May 2000, and Alacrity Communications, Inc., which we acquired in August 2000. The process of integrating research and development initiatives, computer and accounting systems and other aspects of the operations of Easics and Alacrity presents a significant challenge to our management. This is compounded by the challenge of simultaneously managing a larger entity. In addition, the operations and personnel of Easics are located in Belgium, and the operations and personnel of Alacrity are located in California, thus requiring management from a considerable distance. The transactions with Easics and Alacrity present a number of additional difficulties of integration, including:

    . difficulties in integrating personnel with disparate business backgrounds and cultures;

    . difficulties in defining and executing a comprehensive product strategy; and

    . difficulties in minimizing the loss of key employees of Easics and Alacrity.

      If we delay integrating or fail to integrate the Easics and Alacrity operations or experience other unforeseen difficulties, the integration process may require a disproportionate amount of our management's attention and financial and other resources. Our failure to address these difficulties adequately could harm our business or financial results, and we could fail to realize the anticipated benefits of the transactions.

We may engage in acquisitions that may harm our operating results, dilute our stockholders and cause us to incur debt or assume contingent liabilities

      We may pursue acquisitions that could provide new technologies, products or service offerings. Future acquisitions by us may involve the following:

    .  use of significant amounts of cash;

    .  potentially dilutive issuances of equity securities; and

    . incurrence of debt or amortization expenses related to goodwill and other intangible assets.

      In addition, acquisitions involve numerous risks, including:

    . difficulties in the integration of the operations, technologies, products and personnel of the acquired company;

    .  diversion of management's attention from other business concerns;

    . risks of entering markets in which we have no or limited prior experience; and

    .  potential loss of key employees of the acquired company.

      From time to time, we have engaged in discussions with third parties concerning potential acquisitions of product lines, technologies and businesses. However, we currently have no commitments or agreements with respect to any such acquisition. If such an acquisition does occur, we can not be certain that our business, operating results and financial condition will not be materially adversely affected.

We face intense competition in the semiconductor market

      The semiconductor industry is intensely competitive and is characterized by the following:

    .  rapid technological change;

    .  shortage in fabrication capacity;

    .  price erosion;

    .  unforeseen manufacturing yield problems; and

    .  heightened international competition in many markets.

      These factors are likely to result in pricing pressures on our products, thus potentially affecting our margins.

      Our ability to compete successfully in the rapidly evolving area of high performance integrated circuit technology depends on factors both within and outside our control, including:

    . success in designing and subcontracting the manufacture of new products that implement new technologies;

    . protection of our products by effective use of intellectual property laws;

    .  product quality;

    .  reliability;

    .  price;

    .  efficiency of production;

    . the pace at which customers incorporate our integrated circuits into their products;

    .  success of competitors' products; and

    .  general economic conditions.

      The telecommunications and data communications industries, which are our primary target markets, have become intensely competitive because of deregulation and heightened international competition.

The loss of key management could affect our ability to run our business

      Our success depends largely upon the continued service of our executive officers, including Dr. Santanu Das, President, Chief Executive Officer and Chairman of the Board of Directors, and other key management and technical personnel and on our ability to continue to attract, retain and motivate other qualified personnel. The competition for such employees is intense.

Our international business operations expose us to a variety of business risks

      Foreign sales are a significant part of our total revenues. The table below sets forth, for the periods indicated, the dollar amount in millions of our total revenues derived from our primary geographic markets:



                                   Nine Months Ended Year Ended December 31,
                                     September 30,   -----------------------
                                         2000         1999    1998    1997
Country:                           ----------------- ------- ------- -------
United States.....................      $  60.0       $ 50.3  $ 23.8  $ 18.1
Israel............................          5.6          2.9     6.0     0.5
China.............................          9.2          2.4     7.2     1.8
Other countries...................         29.3         17.9     9.0     8.4
                                        -------      ------- ------- -------
                                        $ 104.0       $ 73.5  $ 46.0  $ 28.8
                                        =======      ======= ======= =======

      We expect foreign sales to continue to account for a significant percentage of our total revenues. A significant portion of our total revenues will, therefore, be subject to risks associated with foreign sales, including the following:

    . unexpected changes in legal and regulatory requirements and policy changes affecting the telecommunications and data communications markets;

      .  changes in tariffs;

      .  exchange rates and other barriers;

      .  political and economic instability;

      .  difficulties in accounts receivable collection;

      .  difficulties in managing distributors and representatives;

      .  difficulties in staffing and managing foreign operations;

      .  difficulties in protecting our intellectual property overseas;

      .  seasonality of customer buying patterns; and

      .  potentially adverse tax consequences.

      Although substantially all of our sales to date have been denominated in U.S. dollars, the value of the U.S. dollar in relation to foreign currencies also may reduce our sales to foreign customers. To the extent that we expand our international operations or change our pricing practices to denominate prices in foreign currencies, we will expose our margins to increased risks of currency fluctuations.

Our success depends on the continued growth of the global communications infrastructure

      We derive virtually all of our product revenues from sales of products for telecommunications and data communications applications. These markets are characterized by the following:

      .  susceptibility to seasonality of customer buying patterns;

      .  intense competition;

      .  rapid technological change; and

      .  short product life cycles.

      In addition, although the telecommunications and data communications equipment markets have grown rapidly in the last few years, we can not be certain that these markets will continue to grow or that a significant slowdown in these markets will not occur.

      Products for telecommunications and data communications applications are based on industry standards, which are continually evolving. Our future success will depend, in part, upon our ability to successfully develop and introduce new products based on emerging industry standards, which could render our existing products unmarketable or obsolete. If the telecommunications or data communications markets evolve to new standards, we can not be certain that we will be able to design and manufacture new products successfully that address the needs of our customers or that such new products will meet with substantial market acceptance.

The cyclicality of the semiconductor industry affects our business

      We provide semiconductor devices to the telecommunications and data communications markets. The semiconductor industry is highly cyclical and has been subject to significant economic downturns at various times, characterized by:

      .  diminished product demand;

      .  accelerated erosion of average selling prices; and

      .  production over-capacity.

      We may experience substantial fluctuations in future operating results due to general semiconductor industry conditions, overall economic conditions, seasonality of customers' buying patterns and other factors.

                         RISKS RELATED TO THIS OFFERING

Provisions of our certificate of incorporation, by-laws and Delaware law may discourage takeover offers and may limit the price investors would be willing to pay for our common stock

      Delaware corporate law contains, and our certificate of incorporation and by-laws contain, certain provisions that could have the effect of delaying, deferring or preventing a change in control of our Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions:

    . authorize the issuance of "blank check" preferred stock (preferred stock that our board of directors can create and issue without prior stockholder approval) with rights senior to those of common stock;

    .  prohibit stockholder action by written consent; and

    . establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

We may incur additional indebtedness, including secured indebtedness, which may have rights to payment superior to the notes

      The notes are unsecured obligations. The terms of the notes do not limit the amount of additional indebtedness, including secured indebtedness, that we can create, incur, assume or guarantee. Upon any distribution of our assets upon any insolvency, dissolution or reorganization, the payment of the principal of and interest on our secured indebtedness will be subject to payment out of our assets, which represent the security for such indebtedness, and there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

      The notes are effectively subordinated to all existing and future liabilities of our subsidiaries. Any right of ours to receive assets of any subsidiary upon its liquidation or reorganization, and the consequent right of the holders of the notes to participate in the assets will be subject to the claims of that subsidiary's creditors.

We may not be able to satisfy a change in control offer

      The indenture governing the notes contains provisions that apply to a change in our control. If someone triggers a change in control as defined in the indenture, we must offer to purchase the notes with cash. If we have to make that offer, we can not be sure that we will have enough funds to pay for all the notes that the holders could tender.

We have substantially increased our indebtedness

      In the third quarter of 2000, we sold $460 million of 4 1/2% convertible notes due 2005 in a private placement. As a result, we incurred $460 million of additional indebtedness, substantially increasing our ratio of debt to total capitalization. We may incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could:

      .  make it difficult for us to make payments on the notes;

    . make it difficult for us to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes;

      . limit our flexibility in planning for, or reacting to changes in, our business; and

      .  make us more vulnerable in the event of a downturn in our business.

      There can be no assurance that we will be able to meet our debt service obligations, including our obligations under the notes.

We may not be able to pay our debt and other obligations

      If our cash flow is inadequate to meet our obligations, we could face substantial liquidity problems. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the notes or our other obligations, we would be in default under the terms thereof, which would permit the holders of the notes to accelerate the maturity of the notes and also could cause defaults under future indebtedness we may incur. Any such default could have a material adverse effect on our business, prospects, financial condition and operating results. In addition, we can not assure you that we would be able to repay amounts due in respect of the notes if payment of the notes were to be accelerated following the occurrence of an event of default as defined in the indenture.

There is a limited market for the notes and you may not be able to sell the notes at price acceptable to you

      There is no public market for the notes. We cannot assure you of the liquidity of any markets that may develop for the notes, your ability to sell your notes or the price at which you may be able to sell your notes. If a market for the notes were to develop, the notes could trade at prices that may be higher or lower than the principal amount or purchase price. Future trading prices of the notes will depend on many factors, including:

    .  prevailing interest rates;

    .  our operating results;

    .  the price of our common stock; and

    .  the market for similar securities.

      The notes are eligible for trading on the PORTAL Market; however we do not intent to apply for listing on the notes on any national exchange.

Any adverse rating of the notes may cause their trading price to fall

      Certain rating agencies have rated the notes. Rating agencies may lower ratings on the notes in the future. If the rating agencies reduce their ratings in the future, the trading price of the notes could decline.

Our notes and stock price may be volatile, and you may not be able to resell your notes or shares at or above the offering price

      The market for securities of high technology companies, including our company, has been highly volatile. The market sale price of our common stock, adjusted for stock splits, has fluctuated between $0.80 and $74.69 from June 19, 1995 to December 1, 2000, and the last sale price was $27.875 on December 1, 2000. It is likely that the price of the notes and the common stock will continue to fluctuate widely in the future. Factors affecting the trading price of our notes and common stock include:

    .  responses to quarter-to-quarter variations in operating results;

    . announcements of technological innovations or new products by us or our competitors;

    . general conditions in the telecommunications and data communications equipment markets; and

    .  changes in earnings estimates by analysts.

We could be subject to class action litigation due to securities price volatility, which if it occurs, will distract our management and could result in substantial costs or large judgments against us

      In the past, securities and class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management's attention and resources, which could cause serious harm to our business, operating results and financial condition or dilution to our stockholders.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This offering memorandum contains forward-looking statements including, without limitation, statements concerning the future of the industry, product development, business strategy (including the possibility of future acquisitions), continued acceptance and growth of our products and dependence on significant customers. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this offering memorandum. The risk factors noted above and other factors noted throughout this offering memorandum could cause our actual results to differ significantly from those contained in any forward-looking statement.

                       RATIO OF EARNINGS TO FIXED CHARGES

      The following summary represents the Company's Computation of Ratio of Earnings to Fixed Charges (unaudited) for the respective periods:

                            Nine Months Ended
                              September 30,        Year Ended December 31,
                            ----------------- ---------------------------------
                              2000     1999   1999 1998 1997(a) 1996(a) 1995(a)
                            -------- -------- ---- ---- ------- ------- -------
Ratio of Earnings to Fixed
 Charges..................      22.6     23.5 60.3 17.6  (2.7)   (35.6)  (6.5)
                            ======== ======== ==== ====  ====    =====   ====

--------
(a) The deficiency in earnings in relation to fixed charges for the year ended December 31, 1997, 1996 and 1995 is $2.1 million, $9.9 million and $1.9 million, respectively.

                                USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the notes or the underlying common stock by any selling securityholders.

                              DESCRIPTION OF NOTES

      The notes will be issued under the indenture between us and State Street Bank and Trust Company, as trustee.

      We have summarized portions of the indenture below. This summary is not complete. We urge you to read the indenture because it defines your rights as a holder of the notes. We will provide you a copy, at no charge, if you contact us. The indenture is also an exhibit to the quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2000, which is incorporated by reference in this prospectus. Please read "Where You Can Find More Information" on page
40. Terms not defined in this description have the meanings given them in the indenture. In this section, "TranSwitch," "we," "our," and "us" each refers only to TranSwitch Corporation and not to any of our subsidiaries.

General

      The notes are unsecured, unsubordinated obligations of TranSwitch in an aggregate principal amount of $460,000,000, and will mature on September 12, 2005. The principal amount of each note is $1,000 and is payable at the office of the Paying Agent, which initially will be the trustee, or an office or agency maintained by us for that purpose in the Borough of Manhattan, The City of New York.

      The notes bear interest at the rate of 4 1/2% per annum on the principal amount from September 12, 2000, or from the most recent date to which interest has been paid or provided for until the notes are paid in full, converted or funds are made available for payment in full of the notes in accordance with the Indenture. Interest is payable at the date of maturity (or earlier purchase, redemption or, in some circumstances, conversion) and semiannually on an "Interest Payment Date," which is March 12 and September 12 of each year, commencing on March 12, 2001, to holders of record at the close of business on the "Regular Record Date," which is each February 25 and August 28 (whether or not a business day), respectively, immediately preceding each Interest Payment Date. Each payment of interest on the notes will include interest accrued through the day before the applicable Interest Payment Date or the date of maturity (or earlier purchase, redemption or, in some circumstances, conversion), as the case may be. Any payment of principal and cash interest required to be made on any day that is not a business day will be made on the next succeeding business day. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

      In the event of the maturity, conversion, purchase by us at the option of a holder or redemption of a note, interest will cease to accrue on that note under the terms and subject to the conditions of the indenture. We may not reissue a note that has matured or has been converted, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of that note.

      You may present the notes for conversion at the office of the Conversion Agent and for exchange or registration of transfer at the office of the Registrar. Each of these agents will initially be the Trustee. The indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of additional indebtedness (including additional secured indebtedness) or the issuance or repurchase of securities by us. The indenture contains no covenants or other provisions to protect holders of the notes in the event of a highly leveraged transaction or a change in control, except to the extent described below under "--Change in Control Permits Purchase of Notes at the Option of the Holder."

Ranking

      The notes are unsecured and unsubordinated obligations. The notes rank on a parity in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. However, the notes will be subordinated to our existing and future secured indebtedness as to the assets securing such indebtedness.

      In addition, the notes are effectively subordinated to all existing and future liabilities of our subsidiaries. Any rights of ours to receive assets of any subsidiary upon its liquidation or reorganization and the consequent right of the holders of the notes to participate in those assets will be subject to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we ourselves are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary.

Conversion Rights

      A holder of a note is entitled to convert it into shares of common stock at any time on or prior to maturity, provided that if a note is called for redemption, the holder is entitled to convert it at any time before the close of business on the last business day prior to the redemption date. A note in respect of which a holder has delivered a Change in Control Purchase Notice (as defined below) exercising that holder's option to require us to purchase that holder's note may be converted only if the Change in Control Purchase Notice is withdrawn by a written notice of withdrawal delivered by the holder to the Paying Agent prior to the close of business on the Change in Control Purchase Date, in accordance with the terms of the indenture.

      The initial conversion price for the notes is $61.9225 per share of common stock, which is equal to a Conversion Rate of approximately 16.1492 shares per $1,000 principal amount of notes. The Conversion Rate is subject to adjustment upon the occurrence of some events described below. A holder otherwise entitled to a fractional share of common stock will receive cash in an amount equal to the market value of that fractional share based on the closing sale price on the trading day immediately preceding the Conversion Date. A holder may convert a portion of that holder's notes so long as that portion is $1,000 principal amount or an integral multiple of $1,000.

      To convert a note, a holder must:

      . complete and manually sign the conversion notice on the back of the note, or complete and manually sign a facsimile of the note, and deliver the conversion notice to the Conversion Agent, initially the trustee, at the office maintained by the Conversion Agent for that purpose;

      .  surrender the note to the Conversion Agent;

      .  if required, furnish appropriate endorsements and transfer documents;
         and

      .  if required, pay all transfer or similar taxes.

      Under the indenture, the date on which all of these requirements have been satisfied is the Conversion Date.

      Upon conversion of a note, except as provided below, a holder will not receive any cash payment representing accrued interest on the note. Our delivery to the holder of the fixed number of shares of common stock into which the note is convertible, together with any cash payment to be made instead of any fractional shares, will satisfy our obligation to pay the principal amount of the note and the accrued and unpaid interest to the Conversion Date. Thus, the accrued but unpaid interest to the Conversion Date will be deemed to be paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the foregoing, accrued but unpaid cash interest will be payable upon any conversion of notes at the option of the holder made concurrently with or after acceleration of the notes following an Event of Default described under "-- Events of Default" below.

Notes surrendered for conversion during the period from the close of business on any Regular Record Date next preceding any Interest Payment Date to the opening of business on that Interest Payment Date, except notes to be redeemed on a date within that period, must be accompanied by payment of an amount equal to the interest on the surrendered notes that the registered holder is to receive. Except where notes surrendered for conversion must be accompanied by payment as described above, no interest on converted notes will be payable by us on any Interest Payment Date subsequent to the date of conversion. The Conversion Rate will not be adjusted at any time during the term of the notes for accrued interest.

      A certificate for the number of full shares of common stock into which any note is converted and any cash payment to be made instead of any fractional shares will be delivered as soon as practicable, but in any event no later than the seventh business day following the Conversion Date. For a summary of the U.S. federal income tax treatment of a holder receiving common stock upon conversion, see "Certain United States Federal Income Tax Considerations-- Conversion of Notes."

      The Conversion Rate is subject to adjustment in some events, including:

    . the issuance of shares of our common stock as a dividend or a distribution with respect to common stock;

    .  some subdivisions and combinations of our common stock;

    . the issuance to all holders of common stock of rights or warrants entitling them, for a period not exceeding 45 days, to subscribe for shares of our common stock at less than the current market price as defined in the Indenture;

    . the distribution to holders of common stock of evidences of our indebtedness, securities or capital stock, cash or assets, including securities, but excluding common stock distributions covered above, those rights, warrants, dividends and distributions referred to above, dividends and distributions paid exclusively in cash and distributions upon mergers or consolidations resulting in a reclassification, conversion, exchange or cancellation of common stock covered in a Transaction (as defined below) adjustment described below;

    . the payment of dividends and other distributions on common stock paid exclusively in cash, if the aggregate amount of these dividends and other distributions, when taken together with:

      . other all-cash distributions made within the preceding 12 months not triggering a Conversion Rate adjustment, and

      . any cash and the fair market value, as of the expiration of the tender or exchange offer referred to below, of consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for the common stock concluded within the preceding 12 months not triggering a Conversion Rate adjustment, exceeds 10% of our aggregate market capitalization on the date of the payment of those dividends and other distributions. The aggregate market capitalization is the product of the current market price of our common stock as of the trading day immediately preceding the date of declaration of the applicable dividend multiplied by the number of shares of common stock then outstanding; and

    . payment to holders of common stock in respect of a tender or exchange offer, other than an odd-lot offer, by us or one of our subsidiaries for common stock as of the trading day next succeeding the last date tenders or exchanges may be made pursuant to a tender or exchange offer by us or one of our subsidiaries, which involves an aggregate consideration that, together with:

      . any cash and the fair market value of other consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for the common stock concluded within the preceding 12 months not triggering a Conversion Rate adjustment, and

      . the aggregate amount of any all-cash distributions to all holders of our common stock made within the preceding 12 months not triggering a Conversion Rate adjustment,

       exceeds 10% of our aggregate market capitalization.

      However, adjustment is not necessary if holders may participate in the transactions otherwise giving rise to an adjustment on a basis and with notice that our Board of Directors determines to be fair and appropriate, or in some other cases as specified in the Indenture. In cases where the fair market value of the portion of assets, debt securities or rights, warrants or options to purchase our securities applicable to one share of common stock distributed to stockholders exceeds the Average Sale Price (as defined in the indenture) per share of common stock, or the Average Sale Price per share of common stock exceeds the fair market value of that portion of assets, debt securities or rights, warrants or options so distributed by less than $1.00, rather than being entitled to an adjustment in the Conversion Rate, the holder of a note upon conversion of the note will be entitled to receive, in addition to the shares of common stock into which that note is convertible, the kind and amounts of assets, debt securities or rights, options or warrants comprising the distribution that the holder of that note would have received if that holder had converted that note immediately prior to the record date for determining the stockholders entitled to receive the distribution.

      We may, from time to time, increase the Conversion Rate by any amount for any period of at least 20 days if our Board of Directors has determined that such increase would be in our best interests. If our Board of Directors makes such a determination, it will be conclusive. We will give holders of notes at least 15 days' notice of such an increase in the conversion rate.

      In the event that we become a party to any transaction, including, and with some exceptions:

    .  any recapitalization or reclassification of the common stock;

    . any consolidation of us with, or merger of us into, any other Person, or any merger of another Person into us;

    . any sale, transfer or lease of all or substantially all of our assets; or

    .  any compulsory share exchange

pursuant to which the common stock is converted into the right to receive other securities, cash or other property (each of the above being referred to as a "Transaction"), then the holders of notes then outstanding will have the right to convert the notes only into the kind and amount of securities, cash or other property receivable upon the consummation of that Transaction by a holder of the number of shares of common stock issuable upon conversion of those notes immediately prior to that Transaction.

      In the case of a Transaction, each note will become convertible into the securities, cash or property receivable by a holder of the number of shares of the common stock into which the note was convertible immediately prior to that Transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the notes in the future. For example, if we were acquired in a cash merger each note would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on our future prospects and other factors.

      In the event of a taxable distribution to holders of common stock that results in an adjustment of the Conversion Rate, or in which holders otherwise participate, or in the event the Conversion Rate is increased at our discretion, the holders of the notes may, in some circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. Moreover, in some other circumstances, the absence of an adjustment to the Conversion Rate may result in a taxable dividend to holders of common stock. See "United States Federal Income Tax Considerations--Constructive Dividends."

Provisional Redemption

      We may redeem the notes, in whole or in part, at any time on or prior to September 12, 2003, at a redemption price equal to $1,000 per $1,000 principal amount of notes to be redeemed plus accrued and unpaid interest, if any, to the provisional redemption date if (i) the closing price of our common stock has exceeded

150% of the conversion price then in effect (as determined based on the then effective Conversion Rate) for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the provisional redemption notice (which date shall be not less than 30 nor more than 60 days prior to the provisional redemption date) and (ii) the shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes is effective and available for use and is expected to remain effective for the 30 days following the provisional redemption date.

      Upon any provisional redemption, we will make an additional "make-whole" payment with respect to the notes called for redemption to holders on the notice date in an amount equal to $135 per $1,000 principal amount of notes, less the amount of any interest actually paid on the notes prior to the provisional redemption date. We will make these "make-whole" payments, at the option of each holder of the notes, either in cash or in our common stock or in a combination of cash and stock. Holders of notes may elect the form of consideration for their "make-whole" payment at least 15 days prior to the provisional redemption date. Holders that do not make any specific election will receive their "make-whole" payment in cash. Payments made in our common stock will be valued at 97% of the average of the closing sales prices of our common stock for the five trading days ending on the day prior to the provisional redemption date.

      We will be obligated to make this additional payment on all notes called for provisional redemption, including any notes converted after the notice date and before the provisional redemption date.

Redemption of Notes at Our Option

      There is no sinking fund for the notes. At any time after September 12, 2003, we will be entitled to redeem the notes for cash as a whole at any time, or from time to time in part, upon not less than 30-days' nor more than 60-days' notice of redemption given by mail to holders of notes, unless a shorter notice is satisfactory to the trustee, at the redemption prices set out below plus accrued cash interest to the redemption date. Any redemption of the notes must be in integral multiples of $1,000 principal amount. The table below shows redemption prices of a note per $1,000 principal amount if redeemed during the periods described below.

Period                                                          Redemption Price
------                                                          ----------------
September 13, 2003 through September 12, 2004..................      101.8%
Thereafter.....................................................      100.9%

      If fewer than all of the notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method that complies with the requirements of any exchange on which the notes are listed or quoted and that the trustee shall deem fair and appropriate. If a portion of a holder's notes is selected for partial redemption and that holder converts a portion of those notes prior to the redemption, the converted portion will be deemed, solely for purposes of determining the aggregate principal amount of the notes to be redeemed by us, to be of the portion selected for redemption.

Change in Control Permits Purchase of Notes at the Option of the Holder

      In the event of any Change in Control (as defined below) of TranSwitch, each holder of notes will have the right, at the holder's option, subject to the terms and conditions of the Indenture, to require us to purchase all or any part of the holder's notes, provided that the principal amount must be $1,000 or an integral multiple of $1,000. Each holder of notes will have the right to require us to make that purchase on the date that is 45 business days after the occurrence of the Change in Control (the "Change in Control Purchase Date") at a cash price equal to 100% of the principal amount of that holder's notes plus accrued interest to the Change in Control Purchase Date (the "Change in Control Purchase Price").

      Within 30 business days after the Change in Control, we will mail to the trustee, each holder, and beneficial owners as required by applicable law, a notice regarding the Change in Control, which will state, among other things:

    . the date of the Change in Control and, briefly, the events causing the Change in Control;

    . the date by which the Change in Control Purchase Notice must be given;

    .  the Change in Control Purchase Date;

    .  the Change in Control Purchase Price;

    .  the name and address of the Paying Agent and the Conversion Agent;

    .  the Conversion Rate and any adjustments to the Conversion Rate;

    .  the procedures that holders must follow to exercise these rights;

    .  the procedures for withdrawing a Change in Control Purchase Notice;

    . that holders who want to convert notes must satisfy the requirements provided in the notes; and

    .  briefly, the conversion rights of holders of notes.

      If we do not mail the notice within 30 business days after the Change in Control, an Event of Default will occur under the indenture without the lapse of additional time. We will cause a copy of the notice regarding the Change in Control to be published in The Wall Street Journal or another daily newspaper of national circulation.

      To exercise the purchase right, the holder must deliver written notice of the exercise of the purchase right (a "Change in Control Purchase Notice") to the Paying Agent or an office or agency maintained by us for that purpose in the Borough of Manhattan, The City of New York, prior to the close of business, on the Change in Control Purchase Date. Any Change in Control Purchase Notice must state:

    .  the name of the holder;

    . the certificate numbers of the notes to be delivered by the holder of those notes for purchase by us;

    . the portion of the principal amount of notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

    . that the notes are to be purchased by us pursuant to the applicable provisions of the notes.

      A holder may withdraw any Change in Control Purchase Notice by a written notice of withdrawal delivered to the Paying Agent prior to the close of business on the Change in Control Purchase Date. The notice of withdrawal must state the principal amount and the certificate numbers of the notes as to which the withdrawal notice relates and the principal amount, if any, which remains subject to a Change in Control Purchase Notice.

      Payment of the Change in Control Purchase Price for a note for which a Change in Control Purchase Notice has been delivered and not withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the Paying Agent or an office or agency maintained by us for that purpose in the Borough of Manhattan, The City of New York, at any time, whether prior to, on or after the Change in Control Purchase Date, after the delivery of the Change in Control Purchase Notice. Payment of the Change in Control Purchase Price for the note will be made promptly following the later of the business day following the Change in Control Purchase Date and the time of delivery of the note. If the Paying Agent holds, in accordance with the terms of the Indenture, money sufficient to pay the Change in Control Purchase Price of that note on the business day following the Change in Control Purchase Date, then, immediately after the Change in Control

Purchase Date, that note will cease to be outstanding and interest on that note will cease to accrue and will be deemed paid, whether or not that note is delivered to the Paying Agent, and all other rights of the holder will terminate, other than the right to receive the Change in Control Purchase Price upon delivery of that note.

      Under the indenture, "Change in Control" of TranSwitch is deemed to have occurred upon the occurrence of any of the following events:

    . any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), acquires the beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, through a purchase, merger or other acquisition transaction, of more than 50% of the total voting power of our total outstanding voting stock other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans;

    . we consolidate with, or merge with or into, another Person or convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any Person, or any Person consolidates with or merges with or into us, in any such event pursuant to a transaction in which our outstanding voting stock is converted into or exchanged for cash, securities or other property, other than where:

      . our voting stock is not converted or exchanged at all, except to the extent necessary to reflect a change in our jurisdiction of incorporation, or is converted into or exchanged for voting stock, other than Redeemable Capital Stock, of the surviving or transferee corporation, and

      . immediately after such transaction, no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange
         Act), is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person will be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total outstanding voting stock of the surviving or transferee corporation, unless such person or group was the beneficial owner, directly or indirectly, of more than 50% of the total outstanding voting stock of TranSwitch on the date of the Indenture;

    . during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our Board of Directors (together with any new directors whose election to such Board of Directors, or whose nomination for election by our stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority our Board of Directors then in office; or

    . our stockholders pass a special resolution approving a plan of liquidation or dissolution and no additional approvals of our stockholders are required under applicable law to cause a liquidation or dissolution.

      "Redeemable Capital Stock" means any class or series of capital stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to the final stated maturity of the notes or is redeemable at the option of the holder of the notes at any time prior to such final stated maturity, or is convertible into or exchangeable for debt securities at any time prior to such final stated maturity. Redeemable Capital Stock will not include any common stock the holder of which has a right to put to us upon some terminations of employment.

      The definition of Change in Control includes a phrase relating to the lease, transfer, conveyance or other disposition of "all or substantially all" of our assets. There is no precise established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a lease, transfer, conveyance or other disposition of less than all of our assets may be uncertain.

      The indenture does not permit our Board of Directors to waive our obligation to purchase notes at the option of the holder in the event of a Change in Control of TranSwitch.

      We will comply with the provisions of any tender offer rules under the Exchange Act which may then be applicable, and will file any schedule required under the Exchange Act in connection with any offer by us to purchase notes at the option of the holders of notes upon a Change in Control. In some circumstances, the Change in Control purchase feature of the notes may make more difficult or discourage a takeover of us and thus the removal of incumbent management. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is the result of negotiations between us and the initial purchasers.

      If a Change in Control were to occur, we can not assure you that we would have funds sufficient to pay the Change in Control Purchase Price for all of the notes that might be delivered by holders seeking to exercise the purchase right, because we or our subsidiaries might also be required to prepay some indebtedness or obligations having financial covenants with change of control provisions in favor of the holders of that indebtedness or those obligations. In addition, our other indebtedness or obligations may have cross-default provisions that could be triggered by a default under the Change in Control provisions, thereby possibly resulting in acceleration of the maturity of that other indebtedness or those obligations. In addition, our ability to purchase the notes with cash may be limited by the terms of our then-existing borrowing agreements. No notes may be purchased pursuant to the provisions described above if there has occurred and is continuing an Event of Default described under "--Events of Default" below (other than a default in the payment of the Change in Control Purchase Price with respect to those notes).

Consolidation, Merger and Sale of Assets

      We, without the consent of any holders of outstanding notes, are entitled to consolidate with or merge into, or transfer or lease our assets substantially as an entirety to, any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof (each a "Person"), and any Person is entitled to consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, us, provided that:

    . the Person, if other than us, formed by a consolidation or into which we are merged, or the Person, if other than one of our subsidiaries, which receives the transfer of our assets substantially as an entirety, is a corporation, partnership, limited liability company or trust organized and existing under the laws of any United States jurisdiction and expressly assumes our obligations on the notes and under the Indenture;

    . immediately after giving effect to the consolidation, merger, transfer or lease, no Event of Default (as defined above), and no event which, after notice or lapse of time or both, would become an Event of Default, has happened and is continuing; and

    . an officer's certificate and an opinion of counsel, each stating that the consolidation, merger, transfer or lease complies with the provisions of the Indenture, have been delivered by us to the trustee.

Events of Default

      The Indenture provides that if an Event of Default specified in the Indenture occurs and is continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare the principal amount of and accrued interest to the date of that declaration on all the notes to be immediately due and payable. In the case of some events of bankruptcy or insolvency, the principal of and accrued interest on all the notes to the date of the occurrence of that event automatically will become and immediately be due and payable.

      Under some circumstances, the holders of a majority in aggregate principal amount of the notes may rescind any acceleration with respect to the notes and its consequences. Interest will continue to accrue and be payable on demand upon a default in:

    .  the payment of:

      .  principal and interest when due,

      .  redemption amounts, or

      .  Change in Control Purchase Price;

    . the delivery of shares of common stock to be delivered on conversion of notes; or

    . the payment of cash instead of fractional shares to be paid on conversion of notes,

    in each case to the extent that the payment of interest that is due is legally enforceable.

      Under the indenture, Events of Default include:

    . default in payment of the principal amount, interest when due (if that default in payment of interest continues for 30 days), any redemption amounts or the Change in Control Purchase Price with respect to any note, when that principal amount, interest, redemption amount or Change in Control Purchase Price becomes due and payable;

    . failure by us to deliver shares of common stock, together with cash instead of fractional shares, when those shares of common stock, or cash instead of fractional shares, are required to be delivered following conversion of a note, and that default continues for 10 days;

    . failure by us to give the notice regarding a Change in Control within 30 business days of the occurrence of the Change in Control;

    . failure by us to comply with any of our other agreements in the notes or the Indenture, the receipt by us of notice of that default from the Trustee or from holders of not less than 25% in aggregate principal amount of the notes then outstanding and our failure to cure that default within 60 days after our receipt of that notice;

    . default under any bond, note or other evidence of indebtedness for money borrowed by us having an aggregate outstanding principal amount in excess of $10 million, which default shall have resulted in that indebtedness being accelerated, without that indebtedness being discharged or that acceleration having been rescinded or annulled within 60 days after our receipt of the notice of default from the trustee or receipt by us and the trustee of the notice of default from the holders of not less than 25% in aggregate principal amount of the notes then outstanding, unless that default has been cured or waived; or

    .  some events of bankruptcy or insolvency.

      The trustee will, within 90 days after the occurrence of any continuing default known to the trustee, mail to all holders of the notes notice of all defaults of which the trustee is aware, unless those defaults have been cured or waived before the giving of that notice. The trustee may withhold notice as to any default other than a payment default, if it determines in good faith that withholding the notice is in the interests of the holders. The term default for the purpose of this provision means any event that is, or after notice or lapse of time or both would become, an Event of Default with respect to the notes.

      The holders of a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the Trustee, provided that the direction must not be in conflict with any law or the Indenture and the direction is subject to some other limitations. The trustee may refuse to perform any duty or exercise any right or power or extend or risk its own funds or otherwise incur any financial liability unless it receives indemnity satisfactory to it against any loss, liability or expense. No holder of any note will have any right to pursue any remedy with respect to the Indenture or the notes, unless:

    . that holder has previously given the trustee written notice of a continuing Event of Default;

    . the holders of at least 25% in aggregate principal amount of the outstanding notes have made a written request to the trustee to pursue the relevant remedy;

    . the holder giving that written notice has, or the holders making that written request have, offered to the trustee reasonable security or indemnity against any loss, liability or expense satisfactory to it;

    . the trustee has failed to comply with the request within 60 days after receipt of that notice, request and offer of security or indemnity; and

    . the holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a direction inconsistent with that request within 60 days after receipt of that request.

      The right of any holder:

    . to receive payment of principal, any redemption amounts, the Change in Control Purchase Price or interest in respect of the notes held by that holder on or after the respective due dates expressed in the notes;

    .  to convert those notes; or

    . to bring suit for the enforcement of any payment of principal, any redemption amounts, the Change in Control Purchase Price or interest in respect of those notes held by that holder on or after the respective due dates expressed in the notes, or the right to convert will not be impaired or adversely affected without that holder's consent.

      The holders of a majority in aggregate principal amount of notes at the time outstanding may waive any existing default and its consequences except:

    .  any default in any payment on the notes;

    .  any default with respect to the conversion rights of the notes; or

    . any default in respect of the covenants or provisions in the Indenture that may not be modified without the consent of the holder of each note as described in "--Modification, Waiver and Meetings" below.

      When a default is waived, it is deemed cured and will cease to exist, but that waiver does not extend to any subsequent or other default or impair any consequent right. We will be required to furnish to the Trustee annually a statement as to any default by us in the performance and observance of our obligations under the Indenture. In addition, we will be required to file with the trustee written notice of the occurrence of any default or Event of Default within five business days of our becoming aware of the occurrence of any default or Event of Default.

Modification, Waiver and Meetings

      The indenture or the notes may be modified or amended by us and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the notes then outstanding. The indenture or the notes may not be modified or amended by us without the consent of each holder affected thereby to, among other things:

    . reduce the principal amount, Change in Control Purchase Price or any redemption amounts with respect to any note, or extend the stated maturity of any note or alter the manner of payment or rate of interest on any note or make any note payable in money or securities other than that stated in the note;

    . make any reduction in the principal amount of notes whose holders must consent to an amendment or any waiver under the Indenture or modify the Indenture provisions relating to those amendments or waivers;

    . make any change that adversely affects the right of a holder to convert any note;

    . modify the provisions of the Indenture relating to the ranking of the notes in a manner adverse to the holders of the notes; or

    . impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the notes.

    Without the consent of any holder of notes, we and the trustee may amend the Indenture to:

    . cure any ambiguity, defect or inconsistency, provided, however, that the amendment to cure any ambiguity, defect or inconsistency does not materially adversely affect the rights of any holder of notes;

    . provide for the assumption by a successor of our obligations under the Indenture;

    . provide for uncertificated notes in addition to certificated notes, as long as those uncertificated notes are in registered form for United States federal income tax purposes;

    . make any change that does not adversely affect the rights of any holder of notes;

    . make any change to comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the Indenture under the Trust Indenture Act of 1939, as amended;

    . add to our covenants or our obligations under the Indenture for the protection of holders of the notes; or

    . surrender any right, power or option conferred by the Indenture on us.

Form, Denomination, Exchange, Transfer and Payment

      We initially issued the notes in the form of one or more global notes. The global notes are deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of DTC or its nominee. The notes have been issued in denominations of $1,000 and $1,000 multiples.

      The principal, any premium and any interest on the notes will be payable, without coupons, and the exchange of and the transfer of the notes will be registrable, at our office or agency maintained for that purpose in the Borough of Manhattan, The City of New York and at any other office or agency maintained for that purpose.

      Holders may present the notes for exchange, and for registration of transfer, with the form of transfer endorsed on those notes, or with a satisfactory written instrument of transfer, duly executed, at the office of the appropriate securities registrar or at the office of any transfer agent designated by us for that purpose, without service charge and upon payment of any taxes and other governmental charges as described in the indenture. We appointed the trustee of the notes as securities registrar under the Indenture. We may at any time rescind designation of any transfer agent or approve a change in the location through which any transfer agent acts, provided that we maintain a transfer agent in each place of payment for the notes. We may at any time designate additional transfer agents for the notes.

      All monies paid by us to a paying agent for the payment of principal, any premium or any interest, on any note which remains unclaimed for two years after the principal, premium or interest has become due and payable may be repaid to us, and after the two-year period, the holder of that note may look only to us for payment.

      In the event of any redemption, we will not be required to:

    . issue, register the transfer of or exchange notes during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of notes to be redeemed and ending at the close of business on the day of that mailing; or

    . register the transfer of or exchange any note called for redemption, except, in the case of any notes being redeemed in part, any portion not being redeemed.

Book-Entry System

      Upon the issuance of the global notes, DTC credited, on its book-entry registration and transfer system, the respective principal amounts of the notes represented by that global note to the accounts of institutions or persons, commonly known as participants, that have accounts with DTC or its nominee. The accounts credited were designated by the initial purchasers, dealers or agents. Ownership of beneficial interests in a global note is limited to participants or persons that may hold interests through participants. Ownership of interests in a global note are shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and the participants (with respect to the owners of beneficial interests in that global note). The laws of some jurisdictions may require that some purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global note.

      So long as DTC or its nominee is the registered holder and owner of the global note, DTC or its nominee, as the case may be, will be considered the sole owner and holder for all purposes of the notes and for all purposes under the Indenture. Except as described below, owners of beneficial interests in a global note will not be entitled to have the notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered to be the owners or holders of any notes under the Indenture or that global note. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder of notes under the Indenture of that global note. We understand that under existing industry practice, in the event we request any action of holders of notes or if an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of that global note, is entitled to take, DTC would authorize the participants to take that action, and that the participants would authorize beneficial owners owning through them to take those actions or would otherwise act upon the instructions of beneficial owners owning through them.

      Payments of principal of and any premium and any interest on the notes represented by a global note will be made to DTC or its nominee, as the case may be, as the registered owner and holder of that global note, against surrender of the notes at the principal corporate trust office of the trustee. Interest payments will be made at the principal corporate trust office of the trustee or by a check mailed to the holder at its registered address.

      We expect that DTC, upon receipt of any payment of principal, and any premium and any interest, in respect of a global note, will immediately credit the participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global note as shown on the records of DTC. We expect that payments by participants to owners of beneficial interests in a global note held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those participants. We, our agent, the trustee and its agent will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between those participants and the owners of beneficial interests in that global note owning through those participants.

      Unless and until it is exchanged in whole or in part for notes in definitive form, a global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or a successor to DTC selected or approved by us or to a nominee of that successor to DTC.

      The notes represented by a global note will be exchangeable for notes in definitive form of like tenor as that global note in denominations of $1,000 and in any greater amount that is an integral multiple of $1,000 if:

    . DTC notifies us and the trustee that it is unwilling or unable to continue as depositary for that global note or if at any time DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

    . we, in our sole discretion, determine not to have all of the notes represented by a global note and notify the trustee of that determination; or

    . there is, or continues to be, an Event of Default and the beneficial holders representing a majority in principal amount of the notes represented by such global note advise DTC to cease acting as depositary for such global note.

      Any note that is exchangeable pursuant to the preceding sentence is exchangeable for notes registered in the names which DTC will instruct the trustee. It is expected that DTC's instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in that global note. Subject to the foregoing, a global note is not exchangeable except for a global note or global notes of the same aggregate denominations to be registered in the name of DTC or its nominee.

Notices

      Except as otherwise provided in the indenture, notices to holders of notes will be given by mail to the addresses of holders of the notes as they appear in the Security Register.

Replacement of Notes

      Any mutilated note will be replaced by us at the expense of the holder upon surrender of that note to the trustee. Notes that become destroyed, stolen or lost will be replaced by us at the expense of the holder upon delivery to the trustee of notes or evidence of the destruction, loss or theft of the notes satisfactory to us and the trustee. In the case of a destroyed, lost or stolen note, an indemnity satisfactory to the trustee and us may be required at the expense of the holder of that note before a replacement note will be issued.

Governing Law

      The indenture, the notes and the registration rights agreement will be governed by, and construed in accordance with, the laws of the State of New York.

Information Regarding the Trustee

      State Street Bank and Trust Company is the Trustee, Securities Registrar, Paying Agent and Conversion Agent under the Indenture.

Registration Rights of Holders of the Notes

      We and the initial purchasers entered into the registration rights agreement at the closing of this offering.

      Under the registration rights agreement, we generally are required to:

    . file, within 60 days after the closing date for this offering, a shelf registration statement covering the notes and the common stock issuable upon conversion of the notes;

    . use our best efforts to cause the shelf registration to become effective as promptly as practicable; and

    . use our best efforts to keep the shelf registration statement effective until the earlier of the sale of all the transfer restricted securities or two years after the latest date of original issuance.

      When we use the term "transfer restricted securities" in this section, we mean notes and the common stock issued upon conversion of the notes until the earlier of the following events:

    . the date the note or common stock issued upon conversion has been effectively registered under the Securities Act of 1933, as amended, and sold or transferred pursuant to the shelf registration statement;

    . the date on which the note or common stock issued upon conversion is distributed to the public pursuant to Rule 144 under the Securities Act of 1933, as amended, or is available for sale pursuant to Rule 144(k) under the Securities Act of 1933, as amended; or

    . the date the note or common stock issued upon conversion ceases to be outstanding.

      We will be required to pay predetermined liquidated damages if one of the following "registration defaults" occurs:

    . we do not file the shelf registration statement within 60 days after the closing date for this offering;

    . the Securities and Exchange Commission does not declare the shelf registration statement effective within 120 days after the closing date of this offering; or

    . after it has been declared effective, the shelf registration statement ceases to be effective or available for more than 90 days in any period of 365 consecutive days.

      If a registration default occurs, liquidated damages initially will accrue (a) for the notes that are transfer restricted securities, at the rate of $0.05 per week per $1,000 principal amount of the notes, and (b) for any common stock issued on conversion of the notes that are transfer restricted securities, at an equivalent rate based on the conversion price. If the registration default has not been cured within 90 days, the liquidated damages rate will increase by $0.05 per week per $1,000 principal amount of the notes that are transfer restricted securities (and an equivalent amount for any common stock issued upon conversion that are transfer restricted securities) for each subsequent 90-day non-compliance period, up to a maximum rate of $0.25 per week per $1,000 principal amount of the notes that are transfer restricted securities. Liquidated damages, as calculated by us, generally will be payable at the same time as interest payments on the notes.

      We may suspend the use of the shelf registration statement in certain circumstances described in the registration rights agreement upon notice to the holders of the transfer restricted securities, subject to the rights of the holders of transfer restricted securities to receive liquidated damages in accordance with the registration rights agreement. We will provide copies of the prospectus and notify holders of notes and common stock issued upon conversion when the shelf registration statement is filed and when it becomes effective.

      We will give notice to all holders of the filing and effectiveness of the shelf registration statement. You will need to complete the notice and questionnaire attached as Annex A to this offering memorandum prior to any intended distribution of your transfer restricted securities pursuant to the shelf registration statement. We refer to this form of notice and questionnaire as the "questionnaire." You are required to complete and deliver the questionnaire prior to the effectiveness of the shelf registration statement so that you can be named as selling stockholders in the prospectus. Upon receipt of your completed questionnaire after the effectiveness of the shelf registration statement, we will, as promptly as practicable but in any event within five business days of receipt, file any amendments or supplements to the shelf registration statement so that you may use the prospectus, subject to our right to suspend as set forth above. We will pay liquidated damages to you if we fail to make this filing in the required time. If this filing requires a post-effective amendment to the shelf registration statement, we will pay liquidated damages if this amendment is not declared effective within 45 business days of the filing of the post-effective amendment. Under the registration rights agreement, you will be required to deliver a prospectus to purchasers and will be bound by the provisions of the agreement.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a general summary of certain United States federal income tax consequences that may be relevant to an investment in the notes but does not purport to be a complete analysis of all of the potential tax considerations that you may need to consider before investing based on your particular circumstances. This discussion is based on existing provisions of the Internal Revenue Code of 1986, as amended which we call the "Code," Treasury Regulations promulgated thereunder, judicial decisions and administrative rulings and practice, all of which are subject to change with possible retroactive effect. This summary applies to you only if you hold the notes and common stock as capital assets within the meaning of the Code. This summary does not discuss any estate, gift, state, local or foreign tax considerations and does not address all federal income tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as life insurance companies, tax-exempt organizations, dealers in securities or currency, regulated investment companies, banks or other financial institutions, partnerships, S corporations and other flow-through entities for federal income tax purposes, holders subject to the alternative minimum tax, expatriates, investors whose functional currency is not the U.S. dollar, and investors who hold the notes as part of a hedge, straddle or conversion transaction. In addition, this summary deals only with notes acquired in this offering at their original issue price within the meaning of Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the notes, including the "market discount" and "acquisition premium" rules of the Code. We have not obtained, nor do we intend to obtain, any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary, and we can not assure you that the IRS will agree with these statements and conclusions. The summary assumes that the notes will be treated as indebtedness and as securities for federal tax purposes. This summary does not discuss the consequences to you of any transaction that would constitute a Change in Control, as defined in "Description of Notes" above, including but not limited to the tax consequences of adjustments to the notes in the event of a consolidation, merger or other corporate transaction. In addition, you should be aware that this summary does not address the tax consequences of your receipt of the "make-whole" payments on a provisional redemption.

      IF YOU ARE CONSIDERING THE PURCHASE OF CONVERTIBLE NOTES, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

      This summary applies to you if you are a U.S. Holder. For purposes of this summary, the term "U.S. Holder" means a beneficial owner of notes or common stock that is:

    .  a citizen or resident of the United States;

    . a corporation, partnership or other entity created or organized in or under the laws of the United States or any State thereof (including the District of Columbia) or a partnership otherwise treated as a United States person under applicable Treasury Regulations;

    . an estate the income of which is subject to United States federal income taxation regardless of its source; and

    . a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more persons have the authority to control all substantial decisions of the trust; or an electing trust in existence on August 20, 1996 to the extent provided in Treasury Regulations.

      If a partnership holds notes or common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in that partnership, you should consult your tax advisor.

      Interest on Notes. You generally will be required to recognize ordinary income when interest on the notes is paid or accrued, in accordance with your regular method of tax accounting, for United States federal income tax purposes. In certain circumstances, we may be obligated to pay you amounts in excess of stated interest or principal on the notes. For example, we would have to pay liquidated damages to you in certain circumstances described in "Description of Notes--Registration Rights of Holders of the Notes." In addition, in certain cases we will be able to call the notes for redemption at a price that will include an additional amount in excess of the principal amount of the notes. According to Treasury Regulations, the possibility of liquidated damages being paid to you will not affect the amount of interest income you recognize, in advance of the payment of any liquidated damages, if there is only a remote chance as of the date the notes were issued that you will receive liquidated damages. We believe that the likelihood that we will pay liquidated damages is remote. Therefore, we do not intend to treat the potential payment of liquidated damages as part of the yield to maturity of any notes. Similarly, we intend to take the position that the likelihood of a redemption or repurchase of the notes is remote and likewise do not intend to treat the possibility of any premium payable on a redemption or repurchase as affecting the yield to maturity of any notes. Our determination that these contingencies are incidental or remote is binding on you unless you disclose your contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS. In the event a contingency occurs, it would affect the amount and timing of the income that you must recognize. If we pay liquidated damages on the notes, you will be required to recognize additional interest income. If we pay a redemption premium, the premium could be treated as capital gain under the rules described under "--Sale or Exchange of Notes or Shares of Common Stock," unless the amount of that premium is treated under the Code as unaccrued original issue discount not previously included in your income.

      Constructive Dividends. Certain corporate transactions, such as distributions of assets to holders of our common stock, may be treated as deemed distributions to you if the conversion price of the notes is adjusted to reflect those transactions. Other adjustments to the conversion price of the notes may also be treated as deemed distributions to you. Such deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the rules discussed below under "Dividends on Common Stock" and you may recognize income as a result even though you receive no cash or property.

      Sale or Exchange of Notes or Shares of Common Stock. You generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of notes (other than a conversion) measured by the difference between (i) the amount of cash proceeds and the fair market value of any property you receive (except to the extent attributable to accrued interest, which will generally be taxable as ordinary income), and (ii) your adjusted tax basis in the notes. In general, if you hold common stock into which the notes have been converted, you will recognize gain or loss upon the sale, exchange, or other disposition of the common stock measured by the difference between (i) the amount of cash and the fair market value of any property you receive, and
(ii) your adjusted basis in the common stock. (For a discussion of the basis and holding period of shares of common stock, see "--Conversion of Notes," below.) Gain or loss on the disposition of notes or common stock will generally be capital gain or loss and will be long-term gain or loss if the notes or shares of common stock have been held for more than one year at the time of such disposition.

      Conversion of Notes. You generally will not recognize gain or loss on the conversion of the notes solely into common stock, except with respect to cash received in lieu of fractional shares and except for common stock attributable to accrued interest which may be taxable as interest as discussed above. Except for common stock attributable to any accrued interest, your tax basis in the shares of common stock received upon conversion of the notes will be equal to your adjusted tax basis in the notes exchanged therefor (less any portion thereof allocable to cash received in lieu of a fractional share of common stock). Except for common stock attributable to any accrued interest, the holding period of the common stock will generally include the period during which you held the notes prior to conversion. Under the current ruling policy of the IRS, cash received in lieu of a fractional share of common stock should generally be treated as a payment in exchange for such fractional share rather than as a dividend. You generally will recognize gain or loss on the receipt of cash paid in lieu of such fractional shares equal to the difference between the amount of cash received and the amount of tax basis allocable to the fractional shares. To the extent that the common stock you receive on conversion is attributable to accrued interest on the notes, you will recognize ordinary income in accordance with your regular method of accounting for federal income tax purposes. Your tax basis in the common stock attributable to accrued interest generally should equal the value of the common stock on the date of conversion and your holding period in the common stock will not include the period during which you held the notes prior to conversion.

      Dividends on Common Stock. Distributions on shares of our common stock will constitute dividends and be taxed as ordinary income for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. Dividends paid to those of you that are United States corporations may qualify for the dividends-received deduction, subject to the limitations on the dividends-received deduction generally. To the extent that you receive distributions on shares of common stock that would otherwise constitute dividends for United States federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing your adjusted tax basis in the shares of common stock. Any such distributions in excess of your adjusted tax basis in the shares of common stock will generally be treated as capital gain.

      A failure to fully adjust the conversion price of the notes to reflect a stock dividend or other event increasing the proportionate interest of holders of our common stock in our earnings and profits or assets could, in some circumstances, be deemed to result in the payment of a taxable dividend to the holders of our common stock.

      Our Deductions for Interest on the Notes. Under Section 279 of the Code, deductions otherwise allowable to a corporation for interest expense may be reduced or eliminated in the case of "corporate acquisition indebtedness." This is defined generally to include subordinated convertible debt issued to provide consideration for the acquisition of stock or a substantial portion of the assets of another corporation, where the acquiring corporation does not meet statutorily specified debt/equity ratio and earnings coverage tests. Our deductions for interest on any notes could be reduced or eliminated if the notes so issued meet the definition of corporate acquisition indebtedness in the year of issuance. Also, the notes could become corporate acquisition indebtedness in a subsequent year if we initially meet the debt/equity ratio and earnings coverage tests, but later fail them in a year during which we issue additional indebtedness for corporate acquisitions. Because, among other things, the notes are not expressly subordinated to any of our unsecured debt and because the notes have the same creditor priority as more than an insubstantial amount of our trade debt, we believe the notes are not subordinated within the meaning of section 279 of the Code and therefore do not constitute corporate acquisition indebtedness. No assurance can be given in this regard, however.

      Under Section 163(l) of the Code, our deductions for interest on the notes would be disallowed if they are found to be "disqualified debt instruments." Disqualified debt instruments are debt instruments:

    . where a substantial amount of the principal or interest is required to be paid or converted, or at the option of the issuer or a related party is payable in or convertible into, issuer equity; or

    . which are part of an arrangement that is reasonably expected to result in a transaction described in the preceding clause.

      For these purposes, principal or interest on a debt instrument is treated as required to be paid in or converted into issuer equity if the payment or conversion may be required at the option of the holder and that option is substantially certain to be exercised. We do not believe that principal or interest on the notes is required to be paid in or converted into our equity under section 163(l) of the Code because principal or interest on our notes only may be exchanged for our common stock at the holder's option, and we do not believe that this option is substantially certain to be exercised. Furthermore, the legislative history of section

163(l) of the Code indicates that the provision is not intended to apply to debt instruments with a conversion feature where the conversion price is significantly higher than the market price of the stock on the issue date of the debt. We expect that the conversion price of the notes will be significantly higher than the market price of our common stock on the date the notes are issued. Accordingly, we anticipate that the notes will not be disqualified debt instruments under section 163(l) of the Code. However, our conclusions in this regard are based on factual judgments and we can not assure you that the IRS or a court would agree with our conclusions.

Information Reporting and Backup Withholding

      Information reporting and backup withholding may apply to payments of interest or dividends on or the proceeds of the sale or other disposition of the notes or shares of common stock made by us with respect to certain noncorporate U.S. Holders. If you are a noncorporate U.S. Holder, you generally will be subject to backup withholding at a rate of 31% unless you supply a taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establish, in the manner prescribed by law, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against federal income tax, upon furnishing the required information.

      THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON YOUR PARTICULAR SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF THE NOTES AND COMMON STOCK, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES OR OTHER TAX LAWS.

                            SELLING SECURITYHOLDERS

      We originally sold the notes on September 6, 2000 to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Robertson Stephens, Inc., and Banc of America Securities LLC. The initial purchasers of the notes have advised us that the notes were resold in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, to "qualified institutional buyers," as defined in Rule 144A of the Securities Act. These subsequent purchasers, or their transferees, pledgees, donees or successors, may from time to time offer and sell any or all of the notes and/or shares of the common stock issuable upon conversion of the notes pursuant to this prospectus.

      The notes and the shares of common stock issuable upon conversion of the notes have been registered in accordance with the registration rights agreement. Pursuant to the registration rights agreement, we are required to file a registration statement with regard to the notes and the shares of our common stock issuable upon conversion of the notes and to keep the registration statement effective until the earlier of:

    . the sale of all the securities registered pursuant to the registration rights agreement and

    . the expiration of the holding period applicable to these securities under Rule 144(k) under the Securities Act or any successor provision.

      The selling securityholders may choose to sell notes and/or shares of common stock issuable upon conversion of the notes from time to time. See "Plan of Distribution."

      The following table sets forth:

    . the name of each selling securityholder who has provided us with notice as of the date of this prospectus pursuant to the registration rights agreement of their intent to sell or otherwise dispose of notes and/or shares of common stock issuable upon conversion of the notes pursuant to the registration statement,

    . the principal amount of notes and the number of shares of our common stock issuable upon conversion of the notes which they may sell from time to time pursuant to the registration statement, and

    . the amount of outstanding notes and our common stock beneficially owned by the selling securityholder prior to the offering, assuming no conversion of the notes.

                            NOTES OWNED                SHARES OWNED
                            PRIOR TO THE NOTES OFFERED   PRIOR TO   SHARES THAT
       SECURITYHOLDER         OFFERING      HEREBY       OFFERING   MAY BE SOLD
       --------------       ------------ ------------- ------------ -----------
  Nomura Securities
   International, Inc. ...   $4,500,000   $4,500,000      9,144        72,671
  Worldwide Transactions,
   Ltd. ..................      164,000      164,000         --         2,648
  Deutsche Bank
   Securities, Inc. ......   22,000,000   22,000,000         --       355,282
  Argent Classic
   Convertible Arbitrage
   Fund L.P. .............    1,000,000    1,000,000         --        16,149
  R2 Investments, LDC.....    3,000,000    3,000,000         --        48,447
  Black Diamond Offshore,
   Ltd. ..................      750,000      750,000         --        12,111
  Double Black Diamond
   Offshore, LDC..........    3,086,000    3,086,000         --        49,836
  First Union
   International Capital
   Markets Inc. ..........   21,000,000   21,000,000         --       339,133
  Bear Stearns & Co.
   Inc. ..................      500,000      500,000         --         8,074
  White River Securities
   L.L.C. ................      500,000      500,000         --         8,074
  Fuji U.S. Income Open...      500,000      500,000         --         8,074
  Lord Abbett Bond
   Debenture Fund.........    6,000,000    6,000,000         --        96,895
  Cova Bond Debenture
   Fund...................      500,000      500,000         --         8,074
  Argent Classic
   Convertible Arbitrage
   Fund L.P. .............    2,000,000    2,000,000         --        32,298
  J.P. Morgan Securities,
   Inc. ..................    1,347,000    1,347,000         --        21,752
  Chase Manhattan
   International..........   20,470,000   20,470,000         --       330,574
  Morgan Stanley Dean
   Witter Convertible
   Securities Trust.......    1,000,000    1,000,000         --        16,149
  Highbridge International
   LLC....................   14,000,000   14,000,000         --       226,089
  AIM Charter Fund........   50,000,000   50,000,000         --       807,467
  AIM Strategic Income
   Fund...................    1,250,000    1,250,000         --        20,186
  AIM VI Growth And
   Income.................   15,000,000   15,000,000         --       242,238
  Susquehanna Capital
   Group..................    2,000,000    2,000,000         --        32,298
  American Skandia Trust..       10,000       10,000         --           161
  Arkansas PERS...........    1,325,000    1,325,000         --        21,397
  ICI American Holdings
   Trust..................      555,000      555,000         --         8,962
  Zeneca Holdings Trust...      425,000      425,000         --         6,863
  Delaware PERS...........    1,035,000    1,035,000         --        16,714
  PRIM Board..............    2,000,000    2,000,000         --        32,298
  Southern Farm Bureau
   Life Insurance.........      425,000      425,000         --         6,863
  First Republic Bank.....       50,000       50,000         --           807
  Starvest Managed
   Portfolio..............       45,000       45,000         --           726
  AIG/National Union Fire
   Insurance..............      735,000      735,000         --        11,869
  Boilermakers Blacksmith
   Pension Trust..........      925,000      925,000         --        14,938
  State of Oregon Equity..    3,315,000    3,315,000         --        53,534
  Starvest Combined
   Portfolio..............      895,000      895,000         --        14,453
  F.R. Convt Sec FN.......      100,000      100,000         --         1,614
  Nalco Chemical Company..      285,000      285,000         --         4,602
  Island Holdings.........       45,000       45,000         --           726
  Ariston Internet
   Convertible Fund.......       30,000       30,000         --           484
  OCM Convertible Trust...    3,535,000    3,535,000         --        57,087
  Delta Air Lines Master
   Trust..................    2,720,000    2,720,000         --        43,925
  State Employees'
   Retirement Fund of the
   State of Delaware......    3,890,000    3,890,000         --        62,820

                            NOTES OWNED                SHARES OWNED
                            PRIOR TO THE NOTES OFFERED   PRIOR TO   SHARES THAT
       SECURITYHOLDER         OFFERING      HEREBY       OFFERING   MAY BE SOLD
       --------------       ------------ ------------- ------------ -----------
  State of Connecticut
   Combined Investment
   Funds..................     8,560,000    8,560,000       --         138,237
  Partner Reinsurance
   Company, Ltd...........     1,535,000    1,535,000       --          24,789
  Chrysler Corporation
   Master Retirement
   Trust..................     7,705,000    7,705,000       --         124,429
  Motion Picture Industry
   Health Plan--Active....       895,000      895,000       --          14,453
  Motion Picture Industry
   Health Plan--Retired...       450,000      450,000       --           7,267
  Vanguard Convertible
   Securities Fund, Inc...     9,710,000    9,710,000       --         156,808
  Argent Classic
   Convertible Arbitrage
   Fund (Bermuda) L.P.....     1,000,000    1,000,000       --          16,149
  KBC Financial Products..     1,000,000    1,000,000       --          16,149
  Clinton Riverside
   Convertible Portfolio
   Limited................     5,000,000    5,000,000       --          80,746
  Unknown.................  $231,233,000 $231,233,000       --       3,734,232

      The name "Unknown" in the table above represents the remaining selling securityholders. We are unable to provide the names of these holders at this time because certain of these notes are evidenced by a global note that has been deposited with DTC and registered in the name of Cede & Co. as DTC's nominee.

      If, after the date of this prospectus, a securityholder notifies us pursuant to the registration rights agreement of its intent to dispose of notes pursuant to the registration statement, we may supplement this prospectus to include that information.

      To our knowledge, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates, during the three years prior to the date of this prospectus.

      A selling securityholder may offer all or some portion of the notes and shares of the common stock issuable upon conversion of the notes. Accordingly, no estimate can be given as to the amount or percentage of notes or our common stock that will be held by the selling securityholders upon termination of sales pursuant to this prospectus. In addition, the selling securityholders identified below may have sold, transferred or disposed of all or a portion of their notes since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

      The information contained under the column heading "Shares That May Be Sold" assumes conversion of full amount of the notes held by the holder at the initial rate of $61.9225 in principal amount of the notes per share of the common stock.

                              PLAN OF DISTRIBUTION

      The selling securityholders and their successors, including their transferees, pledges or donees or their successors, may sell the notes and our common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

      The notes and common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

    . on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or our common stock may be listed or quoted at the time of sale;

    .  in the over-the-counter market;

    . in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

    . through the writing of options, whether the options are listed on an options exchange or otherwise; or

    .  through the settlement of short sales.

      In connection with the sales of the notes and common stock, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or common stock and deliver these securities to close out their short positions, or loan or pledge the notes or common stock to broker-dealers that in turn may sell these securities.

      The aggregate proceeds to the selling securityholders from the sale of the notes or common stock offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from the offering.

      Our common stock is quoted on The Nasdaq National Market. The notes are currently designated for trading on the PORTAL Market.

      In order to comply with the securities laws of some states, if applicable, the notes and common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

      The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act of 1934, as amended, will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

      In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

      To the extent required, the specific notes or shares of our common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

      We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and our common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sales of the notes and our common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling securityholders incident to the offering and sales of the notes and our common stock. We estimate that our total expenses of the offering of the notes and common stock will be approximately $16.1 million.

                                 LEGAL MATTERS

      The validity of the notes and our common stock will be passed upon for us by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. Richard J. Testa, and Timothy C. Maguire, partners of the firm, beneficially own 5,476 and 1,800 shares of common stock, respectively.

                                    EXPERTS

      Our consolidated financial statements as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, are incorporated by reference in this prospectus and registration statement, in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read a copy of any document we file at the SEC's public reference room located at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, DC 20549.

      You can request copies of these documents by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available at the SEC's web site at http://www.sec.gov. This website address is included in this document as an inactive textual reference only.

      Our common stock is quoted for trading on the Nasdaq National Market and reports, proxy statements and other information concerning us also may be inspected at the offices of the National Association of Securities Dealers at 9513 Key West Avenue, Rockville, Maryland 20850.

      The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 0-25996):

    .  Annual report on Form 10-K for the year ended December 31, 1999;

    . Proxy Statement, filed on April 13, 2000, for the 2000 Annual Meeting of Stockholders;

    .  Quarterly report on Form 10-Q for the quarter ended March 31, 2000;

    .  Quarterly report on Form 10-Q for the quarter ended June 30, 2000;

    .  Quarterly report on Form 10-Q/A for the quarter ended June 30, 2000;

    . Quarterly report on Form 10-Q for the quarter ended September 30, 2000;

    .  Current report on Form 8-K dated May 23, 2000;

    .  Current report on Form 8-K dated September 1, 2000;

    .  Current report on Form 8-K dated September 11, 2000;

    .  Current report on Form 8-K dated September 13, 2000;

    .  Current report on Form 8-K dated September 25, 2000; and

    . The "Description of Capital Stock" contained in our registration statement No. 00025996 on Form 8-A dated April 28, 1995.

      You may request a copy of these filings, at no cost, by writing or telephoning our Chief Financial Officer at the following address:

                               3 Enterprise Drive
                           Shelton, Connecticut 06484
                                 (203) 929-8810

      This information is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

      The following table sets forth an estimate of the expenses we expect to incur and pay in connection with the issuance and distribution of the securities being registered, other than underwriting compensation:

Registration Fee--Securities and Exchange Commission.................. $121,400
Listing Fee--Nasdaq...................................................   17,500
Accounting Fees and Expenses..........................................   10,000
Legal Fees and Expenses...............................................   10,000
Transfer Agent Fees and Expenses......................................    5,000
Miscellaneous.........................................................    5,000
    TOTAL............................................................. $168,900

Item 15. Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law (DGCL) permits us to indemnify our directors, officers, employees and agents against actual and reasonable expenses (including attorneys' fees) incurred by them in connection with any action, suit or proceeding brought against them by reason of their status or service as a director, officer, employee or agent by or on our behalf and against expenses (including attorneys' fees), judgments, fines and settlements actually and reasonably incurred by him or her in connection with any such action, suit or proceeding, if:

    . he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of TranSwitch and

    . in the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

      Except as ordered by a court, no indemnification shall be made in connection with any proceeding brought by or in the right of the corporation where the person involved is adjudged to be liable to us.

      Article Ten of our amended and restated certificate of incorporation, as amended, contains provisions that eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. These provisions do not limit or eliminate our rights or those of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. Our certificate of incorporation also contains provisions indemnifying our directors and officers to the fullest extent permitted by the DGCL.

      We maintain directors and officers liability insurance for the benefit of our directors and certain of our officers.

      Our amended and restated by-laws contain no provisions relating to the indemnification of officers and directors.

Item 16. Exhibits.

      The following exhibits, required by Item 601 of Regulation S-K, are filed as a part of this Registration Statement. Exhibit numbers, where applicable, in the left column correspond to those of Item 601 of Regulation S-K.

  Exhibit
    No.                         Item and Reference
  -------                       --------------------
  4.1      --Indenture dated September 12, 2000 by and between TranSwitch and State Street Bank and Trust Company, including the forms of the notes (filed as Exhibit 4.1 to TranSwitch's quarterly report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference)

  4.2      --Registration Rights Agreement dated September 12, 2000, by and among TranSwitch and Merrill Lynch & Co., Merrill Lynch,
             Pierce, Fenner & Smith Incorporated, Robertson Stephens,
             Inc. and Banc of America Securities LLC (filed as Exhibit
             4.2 to TranSwitch's quarterly report on Form
             10-Q for the quarter ended September 30, 2000 and incorpo-rated herein by reference)

  5.1      --Legal Opinion of Testa, Hurwitz & Thibeault, LLP (filed pre-
             viously)

 12.1      --Statements regarding computation of ratios (filed previous-
             ly)

 23.1      --Consent of KPMG LLP (filed herewith)

 23.2      --Consent of Testa, Hurwitz & Thibeault, LLP (included in Ex-
             hibit 5.1)

 24.1      --Power of Attorney (filed previously)

 25.1      --Statements of Eligibility of Trustee on Form T-1 (filed
             previously)

Item 17.  Undertakings.

      We hereby undertake:

  (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

    (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii) to include any material information with respect to the plan of distribution not pervasively disclosed in the registration statement or any material change to such information in the registration statement.

  (2) that, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

  (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4) that, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (5) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (6) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereto.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of TranSwitch pursuant to the foregoing provisions, or otherwise, TranSwitch has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, TranSwitch will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3 and have duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized in the City of Shelton, State of Connecticut on December 5, 2000.

                                          TRANSWITCH CORPORATION


                                          By:/s/ Michael F. Stauff
                                             _________________________________

                                             Senior Vice President, Chief
                                              Financial Officer

                                              and Treasurer

                               Power of Attorney

      Each person whose signature appears below on this registration statement hereby constitutes and appoints Dr. Santanu Das and Michael F. Stauff and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post-effective amendments and amendments thereto) to this registration statement of TranSwitch Corporation, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

                Name                           Capacity                   Date
                ----                           --------                   ----
        /s/ Santanu Das*             President, Chief Executive     December 5, 2000
____________________________________  Officer and Chairman of the
          Dr. Santanu Das             Board of Directors

     /s/ Michael F. Stauff           Senior Vice President, Chief   December 5, 2000
____________________________________  Financial Officer and
         Michael F. Stauff            Treasurer

    /s/ Alfred R. Boschulte*         Director                       December 5, 2000
____________________________________
        Alfred R. Boschulte

      /s/ Ljubomir Micic*            Director                       December 5, 2000
____________________________________
         Dr. Ljubomir Micic

     /s/ Gerald F. Montry*           Director                       December 5, 2000
____________________________________
          Gerald F. Montry

      /s/ James M. Pagos*            Director                       December 5, 2000
____________________________________
           James M. Pagos

    /s/ Albert E. Paladino*          Director                       December 5, 2000
____________________________________
       Dr. Albert E. Paladino

   /s/ Erik H. van der Kaay*         Director                       December 5, 2000
____________________________________
        Erik H. van der Kaay

                                         By: /s/ Michael F. Stauff
                                             ____________________________

                                             Michael F. Stauff

                                             Attorney-in-fact

                               INDEX TO EXHIBITS

  Exhibit
  Number                       Description of Exhibit
  -------                      ----------------------
  4.1      --Indenture dated September 12, 2000 by and between TranSwitch and State Street Bank and Trust Company, including the forms of the notes (filed as Exhibit 4.1 to TranSwitch's quarterly report in Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference)

  4.2      --Registration Rights Agreement dated September 12, 2000, by and among TranSwitch and Merrill Lynch & Co., Merrill Lynch,
             Pierce, Fenner & Smith Incorporated, Robertson Stephens,
             Inc. and Banc of America Securities LLC (filed as Exhibit
             4.2 to TranSwitch's quarterly report on Form
             10-Q for the quarter ended September 30, 2000 and incorpo-rated herein by reference)

  5.1      --Legal Opinion of Testa, Hurwitz & Thibeault, LLP (filed pre-
             viously)

 12.1      --Statements regarding computation of ratios (filed previous-
             ly)

 23.1      --Consent of KPMG LLP (filed herewith)

 23.2      --Consent of Testa, Hurwitz & Thibeault, LLP (included in Ex-
             hibit 5.1)

 24.1      --Power of Attorney (filed previously)

 25.1      --Statements of Eligibility of Trustee on Form T-1 (filed pre-
             viously)

                                       1